BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 20 January 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released through the Australian Stock Exchange today –

1. BresaGen Appoints Administrator

04012296

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

If there are any problems with this transmission, call 08 8234 2660

BresaGen

Tuesday, 20 January 2004

BresaGen Appoints Administrator

Bruce Carter and Martin Lewis of Ferrier Hodgson were appointed Administrators of BresaGen today.

The appointment by the BresaGen Board followed the termination of negotiations with CM Capital, which had been continuing for several months with the objective of restructuring the Company.

Mr Carter said the Company would continue to trade and the administration would not affect BresaGen's operations in the United States.

He said a number of options were available to BresaGen and these would be presented to creditors for their consideration.

The first creditors' meeting will be held next week.

Further information: Please contact
Bruce Carter
Phone: 08 8235 7655
Mobile: 0418 823 687

Issued by Hughes Public Relations: Please contact
Vicki Cirillo
Phone: 08 8373 5322
Mobile: 0408 820 527